August 1, 2011

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

RE:	Thrivent Mutual Funds

Registration Statement on Form N-14

1933 Act File No. 333-175210

Dear Ms. Browning:

Thank you for getting back to me this past Friday, July 29 regarding your review of Thrivent’s edits to the above-referenced Registration Statement for Thrivent Partner International Stock Fund (the “Target Fund”), a series of Thrivent Mutual Funds (the “Registrant”). As you know, the Target Fund intends to merge into the Thrivent Partner Worldwide Allocation Fund (the “Acquiring Fund”), subject to Target Fund shareholder approval. During our conversation, you requested that Registrant provide you with an analysis as to why the Acquiring Fund would be the accounting survivor under the general standards discussed in the October 13, 1992 letter addressed to North American Security Trust (the “NAST Letter”).

In the NAST Letter, the SEC staff stated:

In determining whether a surviving fund . . . may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.

Registrant believes that the Acquiring Fund should be the accounting survivor because the post-reorganization fund (the “Post Fund”) will “most closely resemble” the Acquiring Fund. The Post Fund and the Acquiring Fund will have the exact same five subadvisers (i.e., Principal Global Investors, LLC (“Principal”); Mercator Asset Management, LP (“Mercator”); Aberdeen Asset Management Investment Services Limited, Victory Capital Management Inc. and Goldman Sachs Asset Management, L.P.) and respective portfolio management teams. The subadvisers to the Target Fund are only Principal and Mercator.

In addition, the Post Fund and the Acquiring Fund will have the exact same investment objectives, policies and restrictions with the same portfolio management teams managing the same types of assets. The Post Fund and the Target Fund, however, have certain material differences in their investment policies. The Target Fund, unlike the Post and Acquiring Funds, does not invest, as part of a principal strategy, in emerging market equities, emerging market debt securities (including junk bonds) and international small- and mid-cap stocks.

Furthermore, the Post Fund and the Acquiring Fund will have the same management fees with substantially similar breakpoint schedules. The subadvisory fees and related breakpoints will also be the same between the Post Fund and Acquiring Fund. In addition, the expense waiver will cap the total annual operating expenses of both the Post Fund and the Acquiring Fund to the same level. Moreover, the custodial fees of the Post fund and the Acquiring Fund will be roughly similar. The Post Fund and the Target Fund do not share as many of these similarities.

Finally, the portfolio composition of the Post Fund and the Acquiring Fund will be similar as they have the same investment strategies and invest in the same asset classes (i.e., large cap value, large cap growth, international small- and mid-cap stock, and emerging market equity and debt securities). As stated previously, the Target Fund does not invest in international small- and mid-cap stocks, and emerging market equity and debt securities.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5704.

Thank you,

/s/ John L. Sullivan

John L. Sullivan

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